Constellation Alpha Capital Corp.

Emerald View, Suite 400, 2054 Vista Parkway

West Palm Beach, FL 33411

Via EDGAR

June 9, 2017

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn: John Dana Brown

Re:	Constellation Alpha Capital Corp.

Registration Statement on Form S-1

Filed May 18, 2017

File No. 333-218093

Dear Mr. Brown:

On behalf of Constellation Alpha Capital Corp., a British Virgin Islands company (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on June 8, 2017, regarding the Registration Statement on Form S-1 filed with the Commission on May 18, 2017 (“Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Dilution, page 62

1.	We note your response to prior comment 2; however, given that the issuance of the rights is contingent upon your initial business combination and not the IPO, we do not believe your calculation of hypothetical IPO price per share of $9.09 by including the contingent 1,250,000 ordinary shares issued for outstanding rights upon the initial business combination is appropriate. Please revise to start your dilution calculation with the IPO price of $10 per share.

The Company has revised the Registration Statement in response to the Staff’s comment.

We thank the Staff in advance for its consideration of the Registration Statement. Should you have any questions regarding the foregoing, please contact Stuart Neuhauser, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely,

/s/ Rajiv Shukla
Rajiv Shukla
Chief Executive Officer and
Chairman of the Board

cc:	Ellenoff Grossman & Schole LLP Skadden, Arps, Slate, Meagher & Flom LLP